Diem Enterprises Inc. (the "Company") a Delaware Corporation

Financial Statements

For the years ending on December 31st 2024 and 2023.

Diem

Statement of Cash Flows

January - December 2023

	JAN 2023	FEB 2023	MAR 2023	APR 2023	MAY 2023	JUN 2023	JUL 2023	AUG 2023	SEP 2023	OCT 2023	NOV 2023	DEC 2023	TOTAL
OPERATING ACTIVITIES													
Net Income	-77,619.68	-87,354.38	-150,919.78	-121,057.66	-116,812.34	-58,003.83	-125,302.32	-123,134.65	-110,673.80	-104,211.44	-96,371.30	-97,001.81	$ -1,268,462.99
Adjustments to reconcile Net Income to Net Cash provided by operations:													$0.00
Accounts Receivable (A/R)	0.00			0.00									$0.00
Accumulated Amortization	490.00	490.00	490.00	490.00	490.00	1,475.35	1,475.35	1,475.35	1,475.35	1,475.35	1,475.35	1,475.35	$12,777.45
Brex Card Account - 2	-2,502.55	4,772.50	-941.14	-2,638.72	627.85	-2,911.18	1,132.80	1,349.49	-1,374.88	498.08	1,059.89	-44.14	$ -972.00
SVB Corp Card (7343) (deleted)	13,349.81	-19,261.22	-9,973.43	0.00	1,325.48								$ -14,559.36
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	11,337.26	-13,998.72	-10,424.57	-2,148.72	2,443.33	-1,435.83	2,608.15	2,824.84	100.47	1,973.43	2,535.24	1,431.21	$ -2,753.91
Net cash provided by operating activities	$ -66,282.42	$ -101,353.10	$ -161,344.35	$ -123,206.38	$ -114,369.01	$ -59,439.66	$ -122,694.17	$ -120,309.81	$ -110,573.33	$ -102,238.01	$ -93,836.06	$ -95,570.60	$ -1,271,216.90
INVESTING ACTIVITIES													
R&D Tax Credit						-29,721.00							$ -29,721.00
Net cash provided by investing activities	$0.00	$0.00	$0.00	$0.00	$0.00	$ -29,721.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$ -29,721.00
FINANCING ACTIVITIES													
Opening Balance Equity	33,655.36					-2,433.11							$31,222.25
Retained Earnings	-33,655.36												$ -33,655.36
Net cash provided by financing activities	$0.00	$0.00	$0.00	$0.00	$0.00	$ -2,433.11	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$ -2,433.11
NET CASH INCREASE FOR PERIOD	$ -66,282.42	$ -101,353.10	$ -161,344.35	$ -123,206.38	$ -114,369.01	$ -91,593.77	$ -122,694.17	$ -120,309.81	$ -110,573.33	$ -102,238.01	$ -93,836.06	$ -95,570.60	$ -1,303,371.01

Diem

Statement of Cash Flows

January - December 2024

	JAN 2024	FEB 2024	MAR 2024	APR 2024	MAY 2024	JUN 2024	JUL 2024	AUG 2024	SEP 2024	OCT 2024	NOV 2024	DEC 2024	TOTAL
OPERATING ACTIVITIES													
Net Income	-137,167.51	-51,703.01	-144,945.48	-132,543.25	-80,300.49	149,886.33	587,855.07	-76,499.95	-104,192.46	-92,073.35	-146,630.58	-122,045.54	$ -350,360.22
Adjustments to reconcile Net Income to Net Cash provided by operations:													$0.00
Accumulated Amortization	1,475.35	1,475.35	1,475.35	1,475.35	1,475.35	1,475.35	1,475.35	1,475.35	1,475.35	1,475.35	1,475.35	1,475.35	$17,704.20
Brex Card Account - 2	2,165.74	-2,368.67	705.70	-223.39	361.65	-121.65	1,012.11	-1,293.66	6,843.13	2,167.50	-6,161.58	4,469.45	$7,556.33
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,641.09**	**-893.32**	**2,181.05**	**1,251.96**	**1,837.00**	**1,353.70**	**2,487.46**	**181.69**	**8,318.48**	**3,642.85**	**-4,686.23**	**5,944.80**	**$25,260.53**
Net cash provided by operating activities	**$ -133,526.42**	**$ -52,596.33**	**$ -142,764.43**	**$ -131,291.29**	**$ -78,463.49**	**$151,240.03**	**$590,342.53**	**$ -76,318.26**	**$ -95,873.98**	**$ -88,430.50**	**$ -151,316.81**	**$ -116,100.74**	**$ -325,099.69**
FINANCING ACTIVITIES													
Opening Balance Equity						220,000.00							$220,000.00
Owner's Pay & Personal Expenses						-15,087.44			-9,348.85	-3,467.05		-4,084.05	$ -31,987.39
Net cash provided by financing activities	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$204,912.56**	**$0.00**	**$0.00**	**$ -9,348.85**	**$ -3,467.05**	**$0.00**	**$ -4,084.05**	**$188,012.61**
NET CASH INCREASE FOR PERIOD	**$ -133,526.42**	**$ -52,596.33**	**$ -142,764.43**	**$ -131,291.29**	**$ -78,463.49**	**$356,152.59**	**$590,342.53**	**$ -76,318.26**	**$ -105,222.83**	**$ -91,897.55**	**$ -151,316.81**	**$ -120,184.79**	**$ -137,087.08**

Diem

Profit and Loss

January - December 2023

	JAN 2023	FEB 2023	MAR 2023	APR 2023	MAY 2023	JUN 2023	JUL 2023	AUG 2023	SEP 2023	OCT 2023	NOV 2023	DEC 2023	TOTAL
Income													
Sales	1,500.00			4,000.00									$5,500.00
Total Income	**$1,500.00**	**$0.00**	**$0.00**	**$4,000.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$5,500.00**
GROSS PROFIT	**$1,500.00**	**$0.00**	**$0.00**	**$4,000.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$5,500.00**
Expenses													
Advertising & Marketing	479.05	299.71	34,857.03	7,818.97	293.97	347.92	4,432.17	486.32	357.17	384.39	384.39	659.39	$50,800.48
Bank Charges & Fees			90.00	-0.01	60.00	35.00			23.64	-41.99			$166.64
Contractors	53,495.61	70,064.96	44,434.37	50,729.25	31,051.26		16,603.00	11,355.78	13,355.00	21,001.65	32,658.76	5,801.00	$350,550.64
Credit Card Payments					12,742.61		3,106.99	7,922.04		6,768.69		12,008.08	$42,548.41
Dues & Subscriptions	38.99	159.73	186.82	181.10	3,087.84	181.10	201.08	621.45	547.29	36.31	197.43	4,574.08	$10,013.22
Insurance						3,531.57	1,691.83	1,691.83	1,691.83	1,691.83	1,691.83	1,691.83	$13,682.55
Job Supplies					673.56								$673.56
Legal & Professional Services	2,239.50	1,036.75	8,607.90		19.05	0.00	11,542.30	461.05			466.40	117.15	$24,490.10
Meals & Entertainment	108.32	188.97	932.03	16.33				781.12	43.56	419.07	15.52	377.94	$2,882.86
Office Supplies & Software	3,177.82	2,544.46	3,613.00	764.85	331.96	343.05	992.22	52.82	417.50	486.50	491.90	421.66	$13,637.74
Other Business Expenses	500.00	500.00	500.00	500.00	1,825.48	500.00		500.00			488.52	1,009.99	$6,323.99
Payroll													$0.00
Payroll Fee				133.93	133.92	286.09	133.92	107.79	146.98	191.62	295.28	178.56	$1,608.09
Payroll Tax	7,143.54	6,754.44	17,016.87	22,674.39	25,136.07	39,734.71	28,417.01	71,075.45	30,289.62	24,050.27	19,036.93	18,464.80	$309,794.10
Wages	11,316.96		37,651.48	39,926.63	35,949.05	43,085.74	56,607.01	22,387.74	61,010.40	46,191.53	38,679.88	47,481.66	$440,288.08
Total Payroll	**18,460.50**	**6,754.44**	**54,668.35**	**62,734.95**	**61,219.04**	**83,106.54**	**85,157.94**	**93,570.98**	**91,447.00**	**70,433.42**	**58,012.09**	**66,125.02**	**$751,690.27**
QuickBooks Payments Fees	43.75			116.25									$160.00
Rent & Lease									3,000.00			3,000.00	$6,000.00
Shipping, Freight & Delivery		72.94											$72.94
Taxes & Licenses	86.14												$86.14
Travel		5,242.42	2,540.28	1,705.97	1,486.00	44.04	99.44	1,192.27	1,381.09	1,514.23	489.11	1,432.15	$17,127.00
Uncategorized Expense						-29,721.00							$ -29,721.00
Total Expenses	**$78,629.68**	**$86,864.38**	**$150,429.78**	**$124,567.66**	**$116,322.34**	**$56,528.48**	**$123,826.97**	**$121,659.30**	**$109,198.45**	**$102,736.09**	**$94,895.95**	**$95,526.46**	**$1,261,185.54**
NET OPERATING INCOME	**$ -77,129.68**	**$ -86,864.38**	**$ -150,429.78**	**$ -120,567.66**	**$ -116,322.34**	**$ -56,528.48**	**$ -123,826.97**	**$ -121,659.30**	**$ -109,198.45**	**$ -102,736.09**	**$ -94,895.95**	**$ -95,526.46**	**$ -1,255,685.54**
Other Expenses													
Amortization	490.00	490.00	490.00	490.00	490.00	1,475.35	1,475.35	1,475.35	1,475.35	1,475.35	1,475.35	1,475.35	$12,777.45
Total Other Expenses	**$490.00**	**$490.00**	**$490.00**	**$490.00**	**$490.00**	**$1,475.35**	**$1,475.35**	**$1,475.35**	**$1,475.35**	**$1,475.35**	**$1,475.35**	**$1,475.35**	**$12,777.45**
NET OTHER INCOME	**$ -490.00**	**$ -490.00**	**$ -490.00**	**$ -490.00**	**$ -490.00**	**$ -1,475.35**	**$ -1,475.35**	**$ -1,475.35**	**$ -1,475.35**	**$ -1,475.35**	**$ -1,475.35**	**$ -1,475.35**	**$ -12,777.45**
NET INCOME	**$ -77,619.68**	**$ -87,354.38**	**$ -150,919.78**	**$ -121,057.66**	**$ -116,812.34**	**$ -58,003.83**	**$ -125,302.32**	**$ -123,134.65**	**$ -110,673.80**	**$ -104,211.44**	**$ -96,371.30**	**$ -97,001.81**	**$ -1,268,462.99**

Diem

Profit and Loss

January - December 2024

	JAN 2024	FEB 2024	MAR 2024	APR 2024	MAY 2024	JUN 2024	JUL 2024	AUG 2024	SEP 2024	OCT 2024	NOV 2024	DEC 2024	TOTAL
Income													
Sales													$0.00
Subscription Income							359.55	54.49		8.01	121.72	212.01	$755.78
Total Sales							359.55	54.49		8.01	121.72	212.01	$755.78
Total Income	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$359.55	$54.49	$0.00	$8.01	$121.72	$212.01	$755.78
GROSS PROFIT	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$359.55	$54.49	$0.00	$8.01	$121.72	$212.01	$755.78
Expenses													
Advertising & Marketing	1,585.36	850.94	567.30	529.19	559.18	611.93	1,001.20	766.93	409.49	690.35	2,628.26	729.52	$10,929.65
Bank Charges & Fees		80.00		25.00	65.00	9.99		50.00	-8.34		8.62	50.00	$280.27
Contractors	42,570.00	9,358.60	9,192.96	12,797.26	7,970.00	8,282.89	20,499.13	9,541.03	10,244.07	44,553.11	15,809.04	22,596.13	$213,414.22
Dues & Subscriptions		241.47	283.29	155.00	174.92	349.84	9.99	114.55	235.29	184.91	514.72	1,191.87	$3,455.85
Insurance	2,678.82	2,678.82		1,249.76	1,696.36	1,696.36	1,696.36	1,226.18	1,830.64	1,830.64	1,830.64	1,830.64	$20,245.22
Legal & Professional Services	333.40	11,378.20	47,703.33	61,671.23	23,995.79	16,846.00	56,564.20	24,974.10	37,463.75	23,130.45	63,494.93	36,888.50	$404,443.88
Meals & Entertainment	300.88	273.38				28.10	126.42	193.31	1,017.14	659.07	14.70		$2,613.00
Office Supplies & Software	344.90	346.42	469.44	292.43	357.12	477.44	588.14	771.25	5,617.35	5,673.79	2,234.67	2,182.39	$19,355.34
Other Business Expenses	1,000.00	1,000.00		1,000.00	1,000.00	500.00	500.00	1,000.00	1,000.00	500.00	500.00	500.00	$8,500.00
Payroll													$0.00
Payroll Fee	178.56	491.95	482.08	204.69	460.49	-547.55	178.56	268.69	-837.05	191.62	589.62	165.71	$1,827.37
Payroll Tax	22,040.78	8,334.05	23,724.52	15,425.76	14,332.32	12,375.18	11,759.11	12,931.61	12,361.01	14,404.82	18,088.65	16,804.02	$182,581.83
Wages	63,973.61	14,386.85	59,891.24	37,188.17	27,016.82	41,275.87	20,882.73	22,576.84	32,145.92	15,378.85	38,777.24	35,556.42	$409,050.56
Total Payroll	86,192.95	23,212.85	84,097.84	52,818.62	41,809.63	53,103.50	32,820.40	35,777.14	43,669.88	29,975.29	57,455.51	52,526.15	$593,459.76
Taxes & Licenses	156.45												$156.45
Travel	529.40	806.98	1,155.97	529.41	1,197.14	1,732.27	2,223.29	664.60	1,237.84	2,033.40	785.86	2,287.00	$15,183.16
Total Expenses	$135,692.16	$50,227.66	$143,470.13	$131,067.90	$78,825.14	$83,638.32	$116,029.13	$75,079.09	$102,717.11	$109,231.01	$145,276.95	$120,782.20	$1,292,036.80
NET OPERATING INCOME	$ -135,692.16	$ -50,227.66	$ -143,470.13	$ -131,067.90	$ -78,825.14	$ -83,638.32	$ -115,669.58	$ -75,024.60	$ -102,717.11	$ -109,223.00	$ -145,155.23	$ -120,570.19	$ -1,291,281.02
Other Income													
Other Investment Income						235,000.00	705,000.00			18,625.00			$958,625.00
Total Other Income	$0.00	$0.00	$0.00	$0.00	$0.00	$235,000.00	$705,000.00	$0.00	$0.00	$18,625.00	$0.00	$0.00	$958,625.00
Other Expenses													
Amortization	1,475.35	1,475.35	1,475.35	1,475.35	1,475.35	1,475.35	1,475.35	1,475.35	1,475.35	1,475.35	1,475.35	1,475.35	$17,704.20
Total Other Expenses	$1,475.35	$1,475.35	$1,475.35	$1,475.35	$1,475.35	$1,475.35	$1,475.35	$1,475.35	$1,475.35	$1,475.35	$1,475.35	$1,475.35	$17,704.20
NET OTHER INCOME	$ -1,475.35	$ -1,475.35	$ -1,475.35	$ -1,475.35	$ -1,475.35	$233,524.65	$703,524.65	$ -1,475.35	$ -1,475.35	$17,149.65	$ -1,475.35	$ -1,475.35	$940,920.80
NET INCOME	$ -137,167.51	$ -51,703.01	$ -144,945.48	$ -132,543.25	$ -80,300.49	$149,886.33	$587,855.07	$ -76,499.95	$ -104,192.46	$ -92,073.35	$ -146,630.58	$ -122,045.54	$ -350,360.22

Diem

Balance Sheet

As of December 31, 2024

	JAN 2024	FEB 2024	MAR 2024	APR 2024	MAY 2024	JUN 2024
ASSETS						
Current Assets						
Bank Accounts						
PERFBUS CHK (2804) - 4	529,815.87	477,219.54	334,455.11	203,163.82	124,700.33	480,852.92
QuickBooks Checking Account	5,340.00	5,340.00	5,340.00	5,340.00	5,340.00	5,340.00
Total Bank Accounts	**$535,155.87**	**$482,559.54**	**$339,795.11**	**$208,503.82**	**$130,040.33**	**$486,192.92**
Other Current Assets						
Undeposited Funds	0.00	0.00	0.00	0.00	0.00	0.00
Total Other Current Assets	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**
Total Current Assets	**$535,155.87**	**$482,559.54**	**$339,795.11**	**$208,503.82**	**$130,040.33**	**$486,192.92**
Fixed Assets						
Accumulated Amortization	-15,477.80	-16,953.15	-18,428.50	-19,903.85	-21,379.20	-22,854.55
R&D Tax Credit	59,121.00	59,121.00	59,121.00	59,121.00	59,121.00	59,121.00
Total Fixed Assets	**$43,643.20**	**$42,167.85**	**$40,692.50**	**$39,217.15**	**$37,741.80**	**$36,266.45**
TOTAL ASSETS	**$578,799.07**	**$524,727.39**	**$380,487.61**	**$247,720.97**	**$167,782.13**	**$522,459.37**
LIABILITIES AND EQUITY						
Liabilities						
Current Liabilities						
Credit Cards						
Brex Card Account - 2	6,021.99	3,653.32	4,359.02	4,135.63	4,497.28	4,375.63
Total Credit Cards	**$6,021.99**	**$3,653.32**	**$4,359.02**	**$4,135.63**	**$4,497.28**	**$4,375.63**
Total Current Liabilities	**$6,021.99**	**$3,653.32**	**$4,359.02**	**$4,135.63**	**$4,497.28**	**$4,375.63**
Long-Term Liabilities						
Convertible Note	0.00	0.00	0.00	0.00	0.00	0.00
Total Long-Term Liabilities	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**
Total Liabilities	**$6,021.99**	**$3,653.32**	**$4,359.02**	**$4,135.63**	**$4,497.28**	**$4,375.63**
Equity						
Common Stock	20,080.00	20,080.00	20,080.00	20,080.00	20,080.00	20,080.00
Opening Balance Equity	31,222.25	31,222.25	31,222.25	31,222.25	31,222.25	251,222.25
Owner's Investment	0.00	0.00	0.00	0.00	0.00	0.00
Owner's Pay & Personal Expenses						-15,087.44
Preferred Stock	2,528,311.75	2,528,311.75	2,528,311.75	2,528,311.75	2,528,311.75	2,528,311.75
Retained Earnings	-2,849,169.41	-2,849,169.41	-2,849,169.41	-2,849,169.41	-2,849,169.41	-2,849,169.41
SAFE	979,500.00	979,500.00	979,500.00	979,500.00	979,500.00	979,500.00
Net Income	-137,167.51	-188,870.52	-333,816.00	-466,359.25	-546,659.74	-396,773.41
Total Equity	**$572,777.08**	**$521,074.07**	**$376,128.59**	**$243,585.34**	**$163,284.85**	**$518,083.74**
TOTAL LIABILITIES AND EQUITY	**$578,799.07**	**$524,727.39**	**$380,487.61**	**$247,720.97**	**$167,782.13**	**$522,459.37**

Diem

Balance Sheet

As of December 31, 2024

	JUL 2024	AUG 2024	SEP 2024	OCT 2024	NOV 2024	DEC 2024
ASSETS						
Current Assets						
Bank Accounts						
PERFBUS CHK (2804) - 4	1,071,195.45	994,877.19	889,654.36	797,756.81	646,440.00	526,255.21
QuickBooks Checking Account	5,340.00	5,340.00	5,340.00	5,340.00	5,340.00	5,340.00
Total Bank Accounts	**$1,076,535.45**	**$1,000,217.19**	**$894,994.36**	**$803,096.81**	**$651,780.00**	**$531,595.21**
Other Current Assets						
Undeposited Funds	0.00	0.00	0.00	0.00	0.00	0.00
Total Other Current Assets	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**
Total Current Assets	**$1,076,535.45**	**$1,000,217.19**	**$894,994.36**	**$803,096.81**	**$651,780.00**	**$531,595.21**
Fixed Assets						
Accumulated Amortization	-24,329.90	-25,805.25	-27,280.60	-28,755.95	-30,231.30	-31,706.65
R&D Tax Credit	59,121.00	59,121.00	59,121.00	59,121.00	59,121.00	59,121.00
Total Fixed Assets	**$34,791.10**	**$33,315.75**	**$31,840.40**	**$30,365.05**	**$28,889.70**	**$27,414.35**
TOTAL ASSETS	**$1,111,326.55**	**$1,033,532.94**	**$926,834.76**	**$833,461.86**	**$680,669.70**	**$559,009.56**
LIABILITIES AND EQUITY						
Liabilities						
Current Liabilities						
Credit Cards						
Brex Card Account - 2	5,387.74	4,094.08	10,937.21	13,104.71	6,943.13	11,412.58
Total Credit Cards	**$5,387.74**	**$4,094.08**	**$10,937.21**	**$13,104.71**	**$6,943.13**	**$11,412.58**
Total Current Liabilities	**$5,387.74**	**$4,094.08**	**$10,937.21**	**$13,104.71**	**$6,943.13**	**$11,412.58**
Long-Term Liabilities						
Convertible Note	0.00	0.00	0.00	0.00	0.00	0.00
Total Long-Term Liabilities	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**
Total Liabilities	**$5,387.74**	**$4,094.08**	**$10,937.21**	**$13,104.71**	**$6,943.13**	**$11,412.58**
Equity						
Common Stock	20,080.00	20,080.00	20,080.00	20,080.00	20,080.00	20,080.00
Opening Balance Equity	251,222.25	251,222.25	251,222.25	251,222.25	251,222.25	251,222.25
Owner's Investment	0.00	0.00	0.00	0.00	0.00	0.00
Owner's Pay & Personal Expenses	-15,087.44	-15,087.44	-24,436.29	-27,903.34	-27,903.34	-31,987.39
Preferred Stock	2,528,311.75	2,528,311.75	2,528,311.75	2,528,311.75	2,528,311.75	2,528,311.75
Retained Earnings	-2,849,169.41	-2,849,169.41	-2,849,169.41	-2,849,169.41	-2,849,169.41	-2,849,169.41
SAFE	979,500.00	979,500.00	979,500.00	979,500.00	979,500.00	979,500.00
Net Income	191,081.66	114,581.71	10,389.25	-81,684.10	-228,314.68	-350,360.22
Total Equity	**$1,105,938.81**	**$1,029,438.86**	**$915,897.55**	**$820,357.15**	**$673,726.57**	**$547,596.98**
TOTAL LIABILITIES AND EQUITY	**$1,111,326.55**	**$1,033,532.94**	**$926,834.76**	**$833,461.86**	**$680,669.70**	**$559,009.56**

Diem

Balance Sheet

As of December 31, 2023

	JAN 2023	FEB 2023	MAR 2023	APR 2023	MAY 2023	JUN 2023	JUL 2023	AUG 2023	SEP 2023	OCT 2023	NOV 2023	DEC 2023
ASSETS												
Current Assets												
Bank Accounts												
Analysis Checking (7919)	1,904,314.63	1,802,961.53	-3,839.30	60.00	2,524.02	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PERFBUS CHK (2804) - 4			1,645,456.48	1,514,467.05	1,397,634.02	1,308,564.27	1,185,870.10	1,065,560.29	954,986.96	852,748.95	758,912.89	663,342.29
QuickBooks Checking Account	1,456.25	1,456.25	1,456.25	5,340.00	5,340.00	5,340.00	5,340.00	5,340.00	5,340.00	5,340.00	5,340.00	5,340.00
Total Bank Accounts	**$1,905,770.88**	**$1,804,417.78**	**$1,643,073.43**	**$1,519,867.05**	**$1,405,498.04**	**$1,313,904.27**	**$1,191,210.10**	**$1,070,900.29**	**$960,326.96**	**$858,088.95**	**$764,252.89**	**$668,682.29**
Other Current Assets												
Undeposited Funds	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Other Current Assets	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**
Total Current Assets	**$1,905,770.88**	**$1,804,417.78**	**$1,643,073.43**	**$1,519,867.05**	**$1,405,498.04**	**$1,313,904.27**	**$1,191,210.10**	**$1,070,900.29**	**$960,326.96**	**$858,088.95**	**$764,252.89**	**$668,682.29**
Fixed Assets												
Accumulated Amortization	-1,715.00	-2,205.00	-2,695.00	-3,185.00	-3,675.00	-5,150.35	-6,625.70	-8,101.05	-9,576.40	-11,051.75	-12,527.10	-14,002.45
R&D Tax Credit	29,400.00	29,400.00	29,400.00	29,400.00	29,400.00	59,121.00	59,121.00	59,121.00	59,121.00	59,121.00	59,121.00	59,121.00
Total Fixed Assets	**$27,685.00**	**$27,195.00**	**$26,705.00**	**$26,215.00**	**$25,725.00**	**$53,970.65**	**$52,495.30**	**$51,019.95**	**$49,544.60**	**$48,069.25**	**$46,593.90**	**$45,118.55**
TOTAL ASSETS	**$1,933,455.88**	**$1,831,612.78**	**$1,669,778.43**	**$1,546,082.05**	**$1,431,223.04**	**$1,367,874.92**	**$1,243,705.40**	**$1,121,920.24**	**$1,009,871.56**	**$906,158.20**	**$810,846.79**	**$713,800.84**
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Credit Cards												
Brex Card Account - 2	2,325.70	7,098.20	6,157.06	3,518.34	4,146.19	1,235.01	2,367.81	3,717.30	2,342.42	2,840.50	3,900.39	3,856.25
SVB Corp Card (7343) (deleted)	27,909.17	8,647.95	-1,325.48	-1,325.48	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Credit Cards	**$30,234.87**	**$15,746.15**	**$4,831.58**	**$2,192.86**	**$4,146.19**	**$1,235.01**	**$2,367.81**	**$3,717.30**	**$2,342.42**	**$2,840.50**	**$3,900.39**	**$3,856.25**
Total Current Liabilities	**$30,234.87**	**$15,746.15**	**$4,831.58**	**$2,192.86**	**$4,146.19**	**$1,235.01**	**$2,367.81**	**$3,717.30**	**$2,342.42**	**$2,840.50**	**$3,900.39**	**$3,856.25**
Long-Term Liabilities												
Convertible Note	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Long-Term Liabilities	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**
Total Liabilities	**$30,234.87**	**$15,746.15**	**$4,831.58**	**$2,192.86**	**$4,146.19**	**$1,235.01**	**$2,367.81**	**$3,717.30**	**$2,342.42**	**$2,840.50**	**$3,900.39**	**$3,856.25**
Equity												
Common Stock	20,080.00	20,080.00	20,080.00	20,080.00	20,080.00	20,080.00	20,080.00	20,080.00	20,080.00	20,080.00	20,080.00	20,080.00
Opening Balance Equity	33,655.36	33,655.36	33,655.36	33,655.36	33,655.36	31,222.25	31,222.25	31,222.25	31,222.25	31,222.25	31,222.25	31,222.25
Owner's Investment	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Preferred Stock	2,528,311.75	2,528,311.75	2,528,311.75	2,528,311.75	2,528,311.75	2,528,311.75	2,528,311.75	2,528,311.75	2,528,311.75	2,528,311.75	2,528,311.75	2,528,311.75
Retained Earnings	-1,580,706.42	-1,580,706.42	-1,580,706.42	-1,580,706.42	-1,580,706.42	-1,580,706.42	-1,580,706.42	-1,580,706.42	-1,580,706.42	-1,580,706.42	-1,580,706.42	-1,580,706.42
SAFE	979,500.00	979,500.00	979,500.00	979,500.00	979,500.00	979,500.00	979,500.00	979,500.00	979,500.00	979,500.00	979,500.00	979,500.00
Net Income	-77,619.68	-164,974.06	-315,893.84	-436,951.50	-553,763.84	-611,767.67	-737,069.99	-860,204.64	-970,878.44	-1,075,089.88	-1,171,461.18	-1,268,462.99
Total Equity	**$1,903,221.01**	**$1,815,866.63**	**$1,664,946.85**	**$1,543,889.19**	**$1,427,076.85**	**$1,366,639.91**	**$1,241,337.59**	**$1,118,202.94**	**$1,007,529.14**	**$903,317.70**	**$806,946.40**	**$709,944.59**
TOTAL LIABILITIES AND EQUITY	**$1,933,455.88**	**$1,831,612.78**	**$1,669,778.43**	**$1,546,082.05**	**$1,431,223.04**	**$1,367,874.92**	**$1,243,705.40**	**$1,121,920.24**	**$1,009,871.56**	**$906,158.20**	**$810,846.79**	**$713,800.84**


Diem Enterprises Inc.

Statement of changes in equity

For the year ending on December 31st 2024 and 2023
$USD


Diem

Statement of Changes in Equity

For the Years Ended December 31, 2023, and December 31, 2024

Particulars	Common Stock	Preferred Stock	SAFE	Opening Balance Equity	Retained Earnings	Owner's Pay & Personal Expenses	Net Income	Total Equity
Balance at Jan 1, 2023	20,080.00	2,528,311.75	979,500.00	33,655.36	(1,580,706.42)	0.00	-	1,980,840.69
Net Income (Loss) 2023	-	-	-	-	-	-	(1,268,462.99)	(1,268,462.99)
Adjustment to Equity	-	-	-	(2,433.11)	(33,655.36)	-	-	(36,088.47)
Balance at Dec 31, 2023	20,080.00	2,528,311.75	979,500.00	31,222.25	(1,614,361.78)	0.00	(1,268,462.99)	676,289.23
Net Income (Loss) 2024	-	-	-	-	-	-	(350,360.22)	(350,360.22)
Adjustment to Equity	-	-	-	220,000.00	-	(31,987.39)	-	188,012.61
Balance at Dec 31, 2024	20,080.00	2,528,311.75	979,500.00	251,222.25	(1,614,361.78)	(31,987.39)	(350,360.22)	1,782,404.61


Unaudited


Diem Enterprises Inc.

Notes to the Financial Statements

For the year ending on December 31st 2024 and 2023
$USD

1. ORGANIZATION AND PURPOSE

Diem Enterprises Inc. (the "Company") was incorporated on November 27, 2019 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Unaudited

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.
.